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                              December 7, 2021

       Donald Allan, Jr.
       Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain, Connecticut 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Response dated
November 10, 2021
                                                            File No. 001-05224

       Dear Mr. Allan, Jr.:

              We have reviewed your November 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 30, 2021 letter.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Item 1
       Business, page 3

   1. We note your response to prior comment 2. Please explain in greater detail how you determined that pending
or existing climate change-related legislation, regulations, and international accords
do not materially impact your business, financial condition, and result of operations
and are not expected to. Please tell us how you considered providing disclosure regarding
the difficulties involved in assessing the timing and effect of pending climate change-related
regulation.
   2. Your response to prior comment 3 appears to be conclusory in nature without providing sufficient detail
regarding the indirect consequences of climate change-related regulation
 Donald Allan, Jr.
FirstName  LastNameDonald
Stanley Black & Decker, Inc.Allan, Jr.
Comapany7,
December   NameStanley
             2021       Black & Decker, Inc.
December
Page 2    7, 2021 Page 2
FirstName LastName
         or business trends, including the specific items noted in our comment. Please describe the indirect consequences of climate change you considered in your response and explain how you concluded they were not material.
3. We note your response to prior comment 4, and partially reissue our comment. Please provide additional information in support of your conclusions, and address each of the elements of our prior comment. To the extent you quantified amounts, such as weather-
         related damages and/or the cost and availability of insurance, please provide these and explain how you analyzed materiality.
4. Your response to comment 4 states, in part, that you have identified severe weather events due to climate change as a potential material risk to your operations and results within the
         Risk Factors section of your Form 10-K. However, this disclosure appears to relate to importing products in a timely and cost-effective manner. Revise to provide more expansive disclosure regarding the significant physical effects of climate change, such as effects on the severity of weather.
5. We note your response to prior comment 5. Please tell us about your purchases and sales of carbon credits or offsets and provide us with additional detail supporting your statement regarding materiality, including quantitative information.
Item 1A
Risk Factors, page 9

6. Your response to prior comment 6 cites risk factor disclosure relating to increased demand for battery technology. Please describe what other risks related to energy transition are relevant in light of your industry and business operations (such as those noted in our prior comment), and explain how you considered providing disclosure. Please also explain how you evaluated the materiality of their effects on your business, financial condition, and results of operations.
Financial Statements
Notes to Consolidated Financial Statements
Note J - Capital Stock, page 93

7. We note your response to prior comment 7 where you state that your original conclusion that the equity units issued in May 2017 and November 2019 represented separate units of account was an error, and instead should be combined and accounted for as a single unit of account. Your response also states that as a result of your reassessment of the unit of account for the equity units, you concluded that the shares associated with the combined instrument should be reflected in diluted earnings per share under the if-converted method, instead of the treasury stock method that has been reflected since the issuance of the equity units. Please respond to the following:

                Please clarify whether you believe the earnings per share error of applying the
 Donald Allan, Jr.
FirstName  LastNameDonald
Stanley Black & Decker, Inc.Allan, Jr.
Comapany7,
December   NameStanley
             2021       Black & Decker, Inc.
December
Page 3    7, 2021 Page 3
FirstName LastName
              treasury stock method existed based on your original accounting for the convertible preferred stock and the forward purchase contract (which together form the equity units) separately as two units of account.
                Explain in more detail how the authoritative literature
referenced in your response
              demonstrates there was an error in your original determination that the convertible preferred stock and forward purchase contract should be treated as separate units of account.
                Tell us whether you had a contemporaneously documented
accounting policy for
              determining the unit of account at the time the equity units were originally issued. If so, please tell us the documented policy and explain the specific information that was overlooked or inappropriately analyzed in concluding that the equity units should have been accounted for as a single unit of account.
                To the extent you have had an accounting policy related to determining the unit of
              account, tell us whether the accounting policy has been consistently applied for all other historical transactions in which the policy would apply, and provide an example of when you have applied the accounting policy and determined a single unit of account was appropriate.
                In your response you state the equity units substantially met the four criteria outlined
              in the EITF 02-2 discussions, When Certain Contracts That Meet the Definition of
              Financial Instruments Should Be Combined for Accounting Purposes, notwithstanding the fact that EITF 02-2 was never finalized and thus is not
              authoritative. The fourth criteria in EITF 02-2 is that the structure of the arrangement does not serve a substantive business purpose that is fundamentally unrelated to the accounting. Tell us whether you believe the ability to legally detach and separately exercise the forward contract had any substantive business purpose unrelated to achieving a desired accounting outcome. If so, tell us why you believe it is appropriate to analogize to this non-authoritative guidance when it states that all of the four criteria should be met to combine contracts for accounting purposes.
8. We note your response to prior comment 7 where you state that the effect of the errors is not material and thus will be reflected prospectively beginning in the September 30, 2021
         Form 10-Q. Please provide us with a materiality analysis that includes the following:
             The forward purchase contract error assuming your original accounting based on two units of account for the equity units was not in error.
             The impact of the errors related to the use of the treasury stock method and the forward purchase contracts as equity instruments on each quarterly period.
             An analysis of whether the errors would be material absent an expectation that analysts would revise their earnings per share expectations and management compensation goals would have been adjusted had the if-converted method been applied since issuance of the equity units.
             An analysis that addresses the qualitative nature of the errors given they appear to result from a structured transaction designed to achieve a certain impact on earnings per share.
 Donald Allan, Jr.
FirstName  LastNameDonald
Stanley Black & Decker, Inc.Allan, Jr.
Comapany7,
December   NameStanley
             2021       Black & Decker, Inc.
December
Page 4    7, 2021 Page 4
FirstName LastName
9.       We note your response to prior comment 8 where you acknowledge the make-whole
         provision related to the forward purchase contract would preclude equity classification when evaluating the forward purchase contracts as freestanding instruments under ASC
         815-40. Please provide us with an assessment of the control deficiency that appears to have existed in your original evaluation of the forward purchase contracts as separate units of account. While we understand that you now believe the equity units are a single unit of account and therefore would not result in an error since you believe the embedded derivative guidance would be applied and the forward purchase contract would be clearly and closely related to the host contract, it appears nonetheless that a control weakness existed related to the forward purchase contract. Please provide us with your assessment of that control weakness and what impacts, coupled with the earnings per share control deficiency already identified, and any other control deficiencies identified unrelated to this matter, but identified as part of your ICFR assessment, would have had
on management   s
         report on internal controls.
Form 10-Q for the Fiscal Quarter Ended July 3, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Business Segment Results, page 43

10. We note your response to prior comment 12 and your disclosures that acquisition-related and other charges primarily relate to functional transformation initiatives, restructuring, deal costs and facility-related costs for year to date 2021 and primarily to a cost reduction program, security business transformation and margin resiliency initiatives among other items for 2020. Please further tell us the nature of and quantify the functional transformation costs, security business transformation and margin resiliency initiative components in your acquisition related and other charges adjustments. Further, tell us how you considered Item 10(e)(1)(ii)(B) of Regulation S-K in determining it was appropriate to include these components.
11. We note your responses to prior comments 10, 11 and 12. Please revise your 10-Q
         MD&A discussion to provide the reconciliations required by Item 10(e)(1)(i)(B) of
         Regulation S-K as previously requested in prior comment 11. In this regard, we believe it would be meaningful to an investor to easily understand "Certain Items Impacting
         Earnings" by providing these reconciliations as you have in Exhibit
99.2 of your earnings
         release furnished on October 28, 2021.
Form 8-K furnished October 28, 2021
Exhibit 99.1, page 6

12. We note your reference to page 6 in the response to prior comment 13. Such disclosure defines your non-GAAP measures as "organic sales growth," "operating profit," and "free cash flow." However, page 1 references non-GAAP measures titled "organic growth,"
         "operating margin," "diluted EPS excluding charges," and "adjusted EPS." Please revise
 Donald Allan, Jr.
Stanley Black & Decker, Inc.
December 7, 2021
Page 5
         your disclosures to either consistently label your non-GAAP measures or include the alternative labels in your disclosure on page 6. Additionally, revise your narrative disclosure to include your non-GAAP measure of diluted EPS excluding charges and revise to also include management's usefulness of your non-GAAP Outlook measures including adjusted EPS.
       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.



FirstName LastNameDonald Allan, Jr.                          Sincerely,
Comapany NameStanley Black & Decker, Inc.
                                                             Division of
Corporation Finance
December 7, 2021 Page 5                                      Office of
Manufacturing
FirstName LastName